Exhibit 99.2

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2018 and 2017
(Unaudited)

F - 1

Fortis Inc.
Condensed Consolidated Interim Balance Sheets (Unaudited)
As at
(in millions of Canadian dollars)
	March 31,	December 31,
	2018	2017

ASSETS
Current assets
Cash and cash equivalents	$333	$327
Accounts receivable and other current assets (Note 6)	1,188	1,131
Prepaid expenses	79	79
Inventories	322	367
Regulatory assets (Note 7)	316	303
Total current assets	2,238	2,207
Other assets	502	480
Regulatory assets (Note 7)	2,805	2,742
Property, plant and equipment, net	30,506	29,668
Intangible assets, net	1,105	1,081
Goodwill	11,927	11,644
Total assets	$49,083	$47,822

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 8)	$39	$209
Accounts payable and other current liabilities	1,980	2,053
Regulatory liabilities (Note 7)	505	490
Current installments of long-term debt (Note 8)	956	705
Current installments of capital lease and finance obligations	46	47
Total current liabilities	3,526	3,504
Other liabilities	1,225	1,210
Regulatory liabilities (Note 7)	3,052	2,956
Deferred income taxes	2,330	2,298
Long-term debt (Note 8)	21,267	20,691
Capital lease and finance obligations	407	414
Total liabilities	31,807	31,073
Commitments and Contingencies (Note 15)
Equity
Common shares (1)	11,659	11,582
Preference shares	1,623	1,623
Additional paid-in capital	9	10
Accumulated other comprehensive income	328	61
Retained earnings	1,870	1,727
Shareholders' equity	15,489	15,003
Non-controlling interests	1,787	1,746
Total equity	17,276	16,749
Total liabilities and equity	$49,083	$47,822

(1) No par value. Unlimited authorized shares; 423.0 million and 421.1 million issued and outstanding as at March 31, 2018 and December 31, 2017, respectively

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 2

Fortis Inc.
Condensed Consolidated Interim Statements of Earnings (Unaudited)
For the quarter ended March 31
(in millions of Canadian dollars, except per share amounts)

	Quarter Ended
	2018	2017

Revenue (Note 6)	$2,197	$2,274

Expenses
Energy supply costs	729	754
Operating expenses	553	579
Depreciation and amortization	302	297
Total expenses	1,584	1,630
Operating income	613	644
Other income, net (Note 10)	9	28
Finance charges	236	229
Earnings before income taxes	386	443
Income tax expense	22	106
Net earnings	$364	$337

Net earnings attributable to:
Non-controlling interests	$25	$27
Preference equity shareholders	16	16
Common equity shareholders	323	294
	$364	$337

Earnings per common share (Note 12)
Basic	$0.77	$0.72
Diluted	$0.76	$0.72

See accompanying Notes to Condensed Consolidated Interim Financial Statements

Fortis Inc.
Condensed Consolidated Interim Statements of Comprehensive Income (Unaudited)
For the quarter ended March 31
(in millions of Canadian dollars)
	Quarter Ended
	2018	2017

Net earnings	$364	$337

Other comprehensive income (loss)
Unrealized foreign currency translation gains (losses), net of hedging activities and tax expense of $nil and $nil, respectively	306	(92)
Cash flow hedges, net of income tax expense of $nil and $nil, respectively	1	—
Employee future benefits, net of income tax recovery of $1 and $nil, respectively	(1)	—
	306	(92)
Comprehensive income	$670	$245
Comprehensive income attributable to:
Non-controlling interests	$64	$27
Preference equity shareholders	16	16
Common equity shareholders	590	202
	$670	$245

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 3

Fortis Inc.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
For the quarter ended March 31
(in millions of Canadian dollars)

	Quarter Ended
	2018	2017

Operating activities
Net earnings	$364	$337
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	269	266
Amortization - intangible assets	26	24
Amortization - other	7	7
Deferred income tax (recovery) expense	(15)	72
Accrued employee future benefits	(4)	1
Equity component of allowance for funds used during construction (Note 10)	(15)	(17)
Other	18	22
Change in long-term regulatory assets and liabilities	40	(7)
Change in working capital (Note 13)	(101)	(164)
Cash from operating activities	589	541
Investing activities
Capital expenditures - property, plant and equipment	(655)	(669)
Capital expenditures - intangible assets	(30)	(40)
Contributions in aid of construction	27	13
Other	(20)	(23)
Cash used in investing activities	(678)	(719)
Financing activities
Proceeds from long-term debt, net of issuance costs	320	388
Repayments of long-term debt and capital lease and finance obligations	(146)	(16)
Borrowings under committed credit facilities (Note 16)	1,166	1,966
Repayments under committed credit facilities (Note 16)	(1,106)	(2,516)
Net change in short-term borrowings (Note 16)	(2)	2
Advances from non-controlling interests	1	1
Issue of common shares to an institutional investor	—	500
Issue of common shares, net of costs, and dividends reinvested	15	14
Dividends
Common shares, net of dividends reinvested	(116)	(98)
Preference shares	(16)	(16)
Subsidiary dividends paid to non-controlling interests	(24)	(17)
Other	(3)	—
Cash from financing activities	89	208
Effect of exchange rate changes on cash and cash equivalents	6	(1)
Change in cash and cash equivalents	6	29
Cash and cash equivalents, beginning of period	327	269
Cash and cash equivalents, end of period	$333	$298

Supplementary Information to Condensed Consolidated Interim Statements of Cash Flows (Note 13)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 4

Fortis Inc.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)
For the quarter ended March 31
(in millions of Canadian dollars)
	Common Shares	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
	(# millions)

As at December 31, 2017	421.1	$11,582	$1,623	$10	$61	$1,727	$1,746	$16,749
Net earnings	—	—	—	—	—	339	25	364
Other comprehensive income	—	—	—	—	267	—	39	306
Common shares issued under dividend reinvestment plan and other	1.9	77	—	(1)	—	—	—	76
Advances from non-controlling interests	—	—	—	—	—	—	1	1
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(24)	(24)
Dividends declared on common shares ($0.425 per share)	—	—	—	—	—	(180)	—	(180)
Dividends declared on preference shares	—	—	—	—	—	(16)	—	(16)
As at March 31, 2018	423.0	$11,659	$1,623	$9	$328	$1,870	$1,787	$17,276

As at December 31, 2016	401.5	$10,762	$1,623	$12	$745	$1,455	$1,853	$16,450
Net earnings	—	—	—	—	—	310	27	337
Other comprehensive loss	—	—	—	—	(92)	—	—	(92)
Common shares issued under private offering	12.2	500	—	—	—	—	—	500
Common shares issued under dividend reinvestment plan and other	1.9	78	—	(1)	—	—	—	77
Stock-based compensation	—	—	—	1	—	—	—	1
Advances from non-controlling interests	—	—	—	—	—	—	1	1
Foreign currency translation impacts	—	—	—	—	—	—	(13)	(13)
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(17)	(17)
Dividends declared on common shares ($0.40 per share)	—	—	—	—	—	(166)	—	(166)
Dividends declared on preference shares	—	—	—	—	—	(16)	—	(16)
As at March 31, 2017	415.6	$11,340	$1,623	$12	$653	$1,583	$1,851	$17,062

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 5

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

1. DESCRIPTION OF BUSINESS

NATURE OF OPERATIONS

Fortis Inc. ("Fortis" or the "Corporation") is principally an international electric and gas utility holding company. Fortis segments its business based on regulatory status and service territory, as well as the information used by the Corporation's President and Chief Executive Officer ("CEO") in deciding how to allocate resources and evaluate the performance of the segment. The Corporation's reporting segments allow senior management to evaluate the operational performance and assess the overall contribution of each segment to the long-term objectives of Fortis. Each entity within the reporting segments operates with substantial autonomy, assumes responsibility for net earnings and its own resource allocation.

The Corporation's reportable segments and basis of segmentation are consistent with those disclosed in the Corporation's 2017 annual audited consolidated financial statements, with the exception of two segments that have been aggregated. The Eastern Canadian and Caribbean segments are now reported together as one segment - Other Electric. Each operating segment that comprises the new reportable segment does not meet the quantitative threshold to be reported separately.

REGULATED UTILITIES

The Corporation's interests in regulated electric and gas utilities are as follows:

ITC: Comprised of ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC, (collectively "ITC"), all operating in the United States. Fortis owns 80.1% of ITC with an affiliate of GIC Private Limited owning a 19.9% minority interest.

UNS Energy: Comprised of UNS Energy, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. and UNS Gas, Inc., all operating in the United States.

Central Hudson: Represents Central Hudson Gas & Electric Corporation ("Central Hudson"), operating in the United States.

FortisBC Energy: Represents FortisBC Energy Inc. ("FortisBC Energy"), operating in Canada.

FortisAlberta: Represents FortisAlberta Inc. ("FortisAlberta"), operating in Canada.

FortisBC Electric: Represents FortisBC Inc. ("FortisBC Electric"), operating in Canada.

Other Electric: Comprised of utilities in Eastern Canada and the Caribbean as follows: Newfoundland Power Inc. ("Newfoundland Power"); Maritime Electric Company, Limited ("Maritime Electric"); FortisOntario Inc. ("FortisOntario"); the Corporation's 49% equity investment in Wataynikaneyap Power Limited Partnership; Caribbean Utilities Company, Ltd. ("Caribbean Utilities"), in which Fortis holds an approximate 60% controlling interest; two wholly owned utilities on the Turks and Caicos Islands, FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "Fortis Turks and Caicos"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity").

NON-REGULATED

Energy Infrastructure: Primarily comprised of long-term contracted generation assets in British Columbia and Belize, and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia.

Corporate and Other: Captures expense and revenue items not specifically related to any reportable segment and those business operations that are below the required threshold for reporting as separate segments. The Corporate and Other segment includes net corporate expenses of Fortis and non-regulated holding company expenses.

F - 6

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

2. NATURE OF REGULATION AND REGULATORY MATTERS

The nature of regulation associated with each of the Corporation's electric and gas utilities is generally consistent with that disclosed in the 2017 annual audited consolidated financial statements. The following summarizes any developments in significant ongoing regulatory proceedings and significant decisions and applications for the Corporation's utilities in the first quarter of 2018.

U.S. Tax Reform

The Corporation's utilities in the United States are currently working with their respective regulators to return the net income tax savings to customers from the reduction in the federal corporate income tax rate, due to U.S. Tax Reform.

ITC: In April 2018 ITC reposted 2018 formula rates charged to customers in the Midcontinent Independent System Operator ("MISO") retroactive to January 1, 2018 for ITC's MISO-regulated operating subsidiaries, as approved by the Federal Energy Regulatory Commission ("FERC"). A regulatory liability of $21 million (US$16 million) as at March 31, 2018 was recognized for estimated amounts to be returned to customers through the resettlement process.

UNS Energy: In April 2018 the Arizona Corporation Commission ("ACC") approved TEP's application to return ongoing savings through a combination of customer bill credits and regulatory liability. The customer bill credits become effective in May 2018. As at March 31, 2018, a regulatory liability of $12 million (US$9 million) was recognized for estimated amounts to be returned to customers in 2018. In 2019 and beyond, the Company will continue to return savings to customers through a combination of bill credits and a regulatory liability. The associated regulatory liability will be returned to customers as part of TEP's next rate case.

In March 2018 FERC issued orders directing TEP to either: (i) submit proposed revisions to its transmission rates or transmission revenue requirement to reflect the reduction in the federal corporate income tax rate; or (ii) show why a rate adjustment is not required. This regulatory filing is due in May 2018 and TEP is evaluating the impact on its FERC-approved rates.

Central Hudson: In March 2018 the New York Public Service Commission ("PSC") issued a proposal recommending the treatment of the effects of U.S. Tax Reform, including rate-making mechanisms that can be applied to return ongoing and deferred benefits to customers. In April 2018 Central Hudson provided its recommendation for applying the effects of U.S. Tax Reform in customer rates as part of a Joint Proposal, discussed below. In the interim, a regulatory liability of $8 million (US$6 million) was recognized for estimated amounts to be returned to customers.

ITC

In April 2018 a third-party complaint was filed with FERC challenging ITC's independence incentive adders that are included in transmission rates charged by ITC's operating subsidiaries in the MISO region. The independence incentive adder was established to encourage investment in transmission infrastructure and recognizes that ITC's operating subsidiaries are independent, dedicated transmission-only operations, with no affiliations with market participants in the regions in which they operate. The adder allows 0.50% to 1.00% to be added to ITC's authorized return on equity ("ROE"), subject to any ROE cap established by FERC. While ITC believes it has a strong defense against this complaint, the outcome of this matter cannot be predicted at this time.

Central Hudson

General Rate Application
In July 2017 Central Hudson filed a rate case with the PSC requesting an increase in its allowed ROE to 9.5% from 9.0% and the equity component of its capital structure to 50% from 48%.

F - 7

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

In April 2018 Central Hudson filed a Joint Proposal with multiple stakeholders and intervenors proposing a three-year rate plan for electric and gas delivery service commencing July 1, 2018 through June 30, 2021. Major components of the Joint Proposal include an allowed ROE of 8.8% and a common equity ratio of 48% in rate year one, 49% in rate year two and 50% in rate year three. The Joint Proposal includes an earnings sharing mechanism, whereby the Company and customers share equally earnings in excess of 50 basis points above the allowed ROE up to an achieved ROE that is 100 basis points above the allowed ROE. Earnings in excess of 100 basis points above the allowed ROE are shared primarily with customers.

A proposed schedule for processing the Joint Proposal is awaiting consideration by the Administrative Law Judges. Assuming the Joint Proposal is approved, an order from the PSC is expected in June 2018 with the new rates effective as of July 1, 2018.

FortisAlberta

Generic Cost of Capital
In July 2017 the Alberta Utilities Commission ("AUC") established a proceeding to determine the ROE and capital structure for 2018, 2019 and 2020. The proceeding commenced in October 2017 and the oral hearing was completed in March 2018. The ROE and capital structure approved for 2017 will remain in effect on an interim basis pending the finalization of this proceeding. A decision is expected in the third quarter of 2018.

Next Generation Performance-Based Rate Setting Proceeding
In March 2018 the AUC issued a decision approving the Company’s 2018 distribution rates, on an interim basis, until required true-up amounts are finalized. The 2018 distribution rates will be effective January 1, 2018 with collection from customers effective April 1, 2018. The key provisions of the decision included an increase of approximately 5.5% in the distribution component of customer rates which reflected: (i) a combined inflation and productivity factor (I-X) of negative 0.2%; (ii) a K-bar placeholder of $24 million to reflect incremental capital funding requirements; and (iii) a net collection of flow-through costs of approximately $6 million, mainly reflecting the ROE efficiency carry-over mechanism associated with the first-term of performance-based rate setting ("PBR").

FortisAlberta is pursuing options to appeal certain elements of the rate-setting design for the second PBR term.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial statements. As a result, these Interim Financial Statements do not include all of the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Corporation's 2017 annual audited consolidated financial statements. In management's opinion, the Interim Financial Statements include all adjustments that are of a normal recurring nature and necessary to present fairly the consolidated financial position of the Corporation.

The preparation of the Corporation's Interim Financial Statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from estimates.

Additionally, certain estimates and judgments are necessary since the regulatory environments in which the Corporation's utilities operate often require amounts to be recognized at estimated values until these amounts are finalized pursuant to regulatory decisions or other regulatory proceedings. In the event that a regulatory decision is received after the balance sheet date but before the consolidated financial statements are issued, the facts and circumstances are reviewed to determine whether or not it is a recognized subsequent event.

F - 8

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

Interim results will fluctuate due to the seasonal nature of electricity and gas demand, as well as the timing and recognition of regulatory decisions. Given the diversified nature of the Corporation's subsidiaries, seasonality may vary. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings for the electric distribution utilities in the United States are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

All amounts are presented in Canadian dollars unless otherwise stated.

These Interim Financial Statements are comprised of the accounts of Fortis and its wholly owned subsidiaries and controlling ownership interests. All inter-company balances and transactions have been eliminated on consolidation, except as disclosed in Note 5.

These Interim Financial Statements have been prepared following the same accounting policies and methods as those used to prepare the Corporation's 2017 annual audited consolidated financial statements, except as described below.

New Accounting Policies

Revenue from Contracts with Customers
Effective January 1, 2018, Fortis adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers, which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the codification. This standard clarifies the principles for recognizing revenue and enables users of financial statements to better understand and consistently analyze an entity's revenues across industries and transactions. The Corporation adopted the new revenue recognition guidance using the modified retrospective approach, under which comparative periods are not restated and the cumulative impact of applying the standard is recognized at the date of initial adoption supplemented by additional disclosures (Note 6). Upon adoption, there were no adjustments to the opening balance of the Corporation's retained earnings.

The Corporation's revenue recognition policy, effective January 1, 2018, is as follows.

The majority of the Corporation's revenue is derived from energy sales and the provision of transmission services to customers based on regulator-approved tariff rates. Most of the Corporation's contracts have a single performance obligation, being the delivery of energy or the provision of transmission services. Substantially all of the Corporation's performance obligations are satisfied over time as energy is delivered and the continuous transfer of control to the customer occurs, generally using an output measure of progress performance of kilowatt hours, gigajoules, or transmission load delivered. The billing of energy sales is based on the reading of customer meters, which occurs on a systematic basis throughout the month. The billing of transmission services at ITC is based on peak load for the month.

FortisAlberta is a distribution company and, as stipulated by the regulator, is required to arrange and pay for transmission services with the Alberta Electric System Operator. These services include the collection of transmission revenue from its customers, which is achieved through invoicing the customers' retailers through FortisAlberta's transmission component of its regulator-approved rates. FortisAlberta reports revenue and expenses related to transmission services on a net basis.

Electricity, gas and transmission service revenue includes an estimate for unbilled revenue for energy consumed or services provided that have not been billed at the end of the accounting period, as approved by the regulator. The unbilled revenue accrual for the period is based on estimated electricity and gas sales and transmission services provided to customers since the last meter reading at the rates approved by the respective regulatory authority. The development of the sales estimates generally requires analysis of consumption on a historical basis in relation to key inputs, such as the current price of electricity and gas, population growth, economic activity, weather conditions and system losses. The estimation process for accrued unbilled electricity and gas consumption will result in adjustments to revenue in the periods they become known.

F - 9

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

The Corporation's non-regulated generation operations revenue is recognized on delivery of output at rates fixed under contract or based on observed market prices as stipulated in contractual arrangements.

The Corporation estimates variable consideration at the most likely amount to which it expects to be entitled and reassesses its estimate at each reporting date until the uncertainty is resolved. Variable consideration is recognized as a refund liability until the Corporation is certain that it will be entitled to the consideration. Variable consideration includes revenue that is subject to refund until such time that a regulatory decision is received in respect of such consideration.

In the course of its operations, the Corporation's subsidiaries collect sales and municipal taxes from their customers. When customers are billed, a current liability is recognized for the sales taxes included on the customers' bill. The liability is settled when the taxes are remitted to the appropriate government authority. The Corporation's revenue excludes sales and municipal taxes. Prior to the adoption of ASC Topic 606, Central Hudson recognized sales tax and FortisAlberta recognized municipal tax on a gross basis, in both revenue and expense. Effective January 1, 2018, the exclusion of sales and municipal taxes from revenue at Central Hudson and FortisAlberta, respectively, resulted in a decrease in revenue of $14 million for the three months ended March 31, 2018.

The Corporation has elected not to assess or account for any significant financing components associated with revenue billed in accordance with equal payment plans as the period between the transfer of energy to customers and the customers' payment for that energy will be less than one year.

The Corporation disaggregates revenue by geography, regulatory status, and substantially autonomous utility operations, as disclosed in Note 5. This represents the level of disaggregation used by the Corporation's President and CEO in allocating resources and evaluating performance.

Recognition and Measurement of Financial Assets and Financial Liabilities
Effective January 1, 2018, the Corporation adopted Accounting Standards Update ("ASU") No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. Most notably, the amendments require the following: (i) equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) to be measured at fair value through earnings; however, entities may elect to record equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes; and (ii) financial assets and financial liabilities to be presented separately in the notes to the consolidated financial statements, grouped by measurement category and form of financial instrument. The adoption of this ASU did not impact the Corporation's Interim Financial Statements for the quarter ended March 31, 2018.

Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost
Effective January 1, 2018, the Corporation adopted ASU No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The amendments in this update require that an employer disaggregate the current service cost component of net benefit cost and present it in the same statement of earnings line item(s) as other employee compensation costs arising from services rendered. The other components of net benefit cost are required to be presented separately from the service cost component and outside of operating income. Additionally, the amendments allow only the service cost component to be eligible for capitalization when applicable. On adoption, the Corporation applied retrospectively the presentation of the net periodic benefit costs, and prospectively the capitalization in assets of only the service cost component of net periodic benefit costs. The adoption of this ASU resulted in a retrospective $3 million reclassification from Operating Expenses to Other Income, Net on the Corporation's condensed consolidated interim statement of earnings for the quarter ended March 31, 2017 (Notes 9 and 10).

4. FUTURE ACCOUNTING PRONOUNCEMENTS

The Corporation considers the applicability and impact of all ASUs issued by the Financial Accounting Standards Board ("FASB"). The following updates have been issued by FASB but have not yet been adopted by Fortis. Any ASUs not included below were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the consolidated financial statements.

F - 10

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

Leases
ASU No. 2016-02 was issued in February 2016 and the amendments in this update, along with an additional ASU issued in 2018 to provide additional optional practical expedients, create ASC Topic 842, Leases, and supersede lease requirements in ASC Topic 840, Leases. The main provision of ASC Topic 842 is the recognition of lease assets and lease liabilities on the balance sheet by lessees for those leases that were previously classified as operating leases. For operating leases, a lessee is required to do the following: (i) recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, on the balance sheet; (ii) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis; and (iii) classify all cash payments within operating activities in the statement of cash flows. These amendments also require qualitative disclosures along with specific quantitative disclosures. This update is effective for annual and interim periods beginning after December 15, 2018 and is to be applied using a modified retrospective approach with practical expedient options. Early adoption is permitted.

Fortis expects to elect a package of practical expedients that will allow the Corporation to not reassess whether any expired or existing contract is a lease or contains a lease, the lease classification of any expired or existing leases, and the initial direct costs for any existing leases. Any significant developments in its implementation efforts could change the Corporation's expected election of transition practical expedients.

Fortis continues to assess the impact that the adoption of this ASU will have on its consolidated financial statements and monitor standard-setting activities that may affect the transition requirements of the new lease standard.

Measurement of Credit Losses on Financial Instruments
ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, was issued in June 2016 and the amendments in this update require entities to use an expected credit loss methodology and to consider a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for annual and interim periods beginning after December 15, 2019 and is to be applied on a modified retrospective basis. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements.

Targeted Improvements to Accounting for Hedging Activities
ASU No. 2017-12, Targeted Improvements to Accounting for Hedging Activities, was issued in August 2017 and the amendments in this update better align risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and presentation of hedge results. This update is effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted. The amendments in this update should be reflected as of the beginning of the fiscal year of adoption. For cash flow and net investment hedges existing at the date of adoption, the amendments should be applied as a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness to accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings. Amended presentation and disclosure guidance is required only prospectively. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements.

5. SEGMENTED INFORMATION

Fortis segments its business based on regulatory status and service territory, as well as the information used by the Corporation's President and CEO in deciding how to allocate resources and evaluate the performance of each segment. Segment performance is evaluated based on net earnings attributable to common equity shareholders.

A description of each reportable segment is provided in Note 1.

F - 11

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

	REGULATED								NON-REGULATED
Quarter Ended									Energy		Inter-
March 31, 2018		UNS	Central	FortisBC	Fortis	FortisBC	Other		Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	354	444	275	429	141	112	397	2,152	48	—	(3)	2,197
Energy supply costs	—	162	119	134	—	43	270	728	1	—	—	729
Operating expenses	103	139	105	76	42	26	45	536	13	7	(3)	553
Depreciation and amortization	56	65	17	55	47	15	39	294	8	—	—	302
Operating income	195	78	34	164	52	28	43	594	26	(7)	—	613
Other income, net	10	2	2	1	—	1	(1)	15	—	(6)	—	9
Finance charges	68	25	10	33	25	10	19	190	1	45	—	236
Income tax expense	32	5	5	34	—	3	4	83	2	(63)	—	22
Net earnings	105	50	21	98	27	16	19	336	23	5	—	364
Non-controlling interests	19	—	—	—	—	—	1	20	5	—	—	25
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	86	50	21	98	27	16	18	316	18	(11)	—	323
Goodwill	7,913	1,781	582	913	227	235	249	11,900	27	—	—	11,927
Total assets	18,291	8,875	3,312	6,426	4,462	2,224	3,888	47,478	1,559	106	(60)	49,083
Capital expenditures	223	125	48	86	119	29	53	683	2	—	—	685

Quarter Ended
March 31, 2017
($ millions)
Revenue	395	458	258	449	147	113	402	2,222	56	—	(4)	2,274
Energy supply costs	—	171	85	182	—	46	269	753	1	—	—	754
Operating expenses	112	147	109	72	52	23	43	558	13	12	(4)	579
Depreciation and amortization	54	66	17	50	49	16	37	289	8	—	—	297
Operating income	229	74	47	145	46	28	53	622	34	(12)	—	644
Other income, net	10	12	1	4	1	—	—	28	—	—	—	28
Finance charges	63	26	10	29	22	9	19	178	1	50	—	229
Income tax expense	65	19	15	23	—	4	6	132	5	(31)	—	106
Net earnings	111	41	23	97	25	15	28	340	28	(31)	—	337
Non-controlling interests	20	—	—	—	—	—	2	22	5	—	—	27
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	91	41	23	97	25	15	26	318	23	(47)	—	294
Goodwill	8,167	1,837	600	913	227	235	255	12,234	27	—	—	12,261
Total assets	18,090	8,904	3,197	6,176	4,140	2,159	3,776	46,442	1,559	159	(111)	48,049
Capital expenditures	268	127	50	94	93	21	52	705	4	—	—	709

F - 12

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

Related-Party and Inter-Company Transactions

Related-party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. There were no material related-party transactions for the quarters ended March 31, 2018 and 2017.

Inter-company balances and inter-company transactions, including any related inter-company profit, are eliminated on consolidation, except for certain inter-company transactions between non-regulated and regulated entities in accordance with accounting standards for rate-regulated entities. The significant inter-company transactions are summarized in the following table.

	Quarter Ended
	March 31
($ millions)	2018	2017
Sale of capacity from Waneta Expansion to FortisBC Electric	15	16
Sale of energy from Belize Electric Company Limited to Belize Electricity	9	7
Lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy	7	8

As at March 31, 2018, accounts receivable on the Corporation's condensed consolidated interim balance sheet included approximately $9 million due from Belize Electricity (December 31, 2017 - $20 million).

From time to time, the Corporation provides short-term financing to certain subsidiaries to support capital expenditure programs, acquisitions and seasonal working capital requirements. There were no inter-segment loans outstanding as at March 31, 2018 and December 31, 2017.

6. REVENUE

The Corporation's revenue is comprised of the following.	Quarter Ended
	March 31
($ millions)	2018	2017
Electric and gas revenue
United States
ITC	341	364
UNS Energy	387	405
Central Hudson	288	236
Canada
FortisBC Energy	430	487
FortisAlberta	137	144
FortisBC Electric	100	99
Newfoundland Power	220	227
Maritime Electric	54	51
FortisOntario	49	51
Caribbean
Caribbean Utilities	52	50
Fortis Turks and Caicos	17	18
Total electric and gas revenue	2,075	2,132
Other services revenue (1)	98	93
Revenue from contracts with customers	2,173	2,225
Alternative revenue	12	4
Other revenue	12	45
Total revenue	2,197	2,274

(1)	Comprised of $52 million and $47 million from regulated operations, for the three months ended March 31, 2018 and 2017, respectively.

F - 13

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

Revenue from Contracts with Customers
Electric and gas revenue includes revenue from the sale and/or delivery of electricity and gas, transmission service revenue, and wholesale electric revenue, all based on regulator-approved tariff rates.

Other services revenue includes: (i) the sale of energy from non-regulated generation operations; (ii) management fee revenue at UNS Energy for the operation of Springerville Units 3 and 4; (iii) revenue from storage optimization activities at Aitken Creek; and (iv) revenue from other services that reflect the ordinary business activities of Fortis' utilities.

Alternative Revenue
Alternative Revenue Programs allow utilities to adjust future rates in response to past activities or completed events, if certain criteria are met. The Corporation's alternative revenue programs include the formula rate annual true-up mechanism at ITC, the lost fixed-cost recovery mechanism ("LFCR") and demand side management ("DSM") performance incentive at UNS Energy, and the earnings sharing mechanism, revenue stabilization adjustment mechanism and flow-through deferral account at FortisBC Energy and FortisBC Electric.

ITC's formula rates include an annual true-up mechanism that compares actual revenue requirements to billed revenue and any over- or under-collections are accrued and reflected in future rates within a two-year period. The formula rates do not require annual regulatory approvals, although inputs remain subject to legal challenge.

UNS Energy's LFCR surcharge provides for the recovery of lost fixed costs, as measured by a reduction in non-fuel revenue, associated with energy efficiency savings and distributed generation that is authorized by the Arizona Corporation Commission ("ACC") and determined to have occurred. For recovery of the LFCR regulatory asset, UNS Energy is required to file an annual LFCR adjustment request with the ACC for the LFCR revenue recognized in the prior year. The recovery is subject to a year-over-year cap of 1% of total retail revenue. The DSM surcharge is approved by the ACC annually, which is effective June 1 of each year, to compensate UNS Energy for the costs to design and implement cost-effective energy efficiency and demand response programs until such costs are reflected in UNS Energy's non-fuel base rates as well as a performance incentive.

At FortisBC Energy and FortisBC Electric, the earnings sharing mechanism allows for a 50/50 sharing of variances from operating and maintenance expenses and capital expenditures approved as part of the annual revenue requirements. This mechanism is in place until the expiry of the current PBR plan in 2019. In addition, variances in the forecast versus actual customer-use rate are captured throughout the year in a revenue stabilization adjustment mechanism and a flow-through deferral account, which are either refunded to or recovered from customers in rates within two years.
Alternative revenue is recognized on an accrual basis with a corresponding regulatory asset until the revenue is collected. Upon collection, revenue is not recycled from alternative revenue into electric and gas revenue.

Other Revenue
Other revenue primarily includes gains/losses on energy contract derivative instruments and lease revenue.

F - 14

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

Accounts Receivable and Other Current Assets
The timing of revenue recognition, billings, and cash collections results in trade accounts receivable and unbilled accounts receivable. The Corporation's accounts receivable are as follows.

	As at
	March 31,	December 31,
($ millions)	2018	2017
Trade accounts receivable	570	460
Unbilled accounts receivable	485	562
Allowance for doubtful accounts	(34)	(31)
Total accounts receivable	1,021	991
Income tax receivable	5	8
Other	162	132
	1,188	1,131

7. REGULATORY ASSETS AND LIABILITIES
A summary of the Corporation's regulatory assets and liabilities is provided below. For a detailed description of the nature of the Corporation's regulatory assets and liabilities, refer to Note 8 to the Corporation's 2017 annual audited consolidated financial statements.

	As at
	March 31,	December 31,
($ millions)	2018	2017
Regulatory assets
Deferred income taxes	1,401	1,403
Employee future benefits	508	510
Deferred energy management costs	209	200
Deferred lease costs	113	104
Rate stabilization accounts	105	95
Generation early retirement costs	104	105
Derivative instruments	101	87
Deferred operating overhead costs	94	91
Manufactured gas plant site remediation deferral	76	75
Other regulatory assets	410	375
Total regulatory assets	3,121	3,045
Less: current portion	(316)	(303)
Long-term regulatory assets	2,805	2,742

F - 15

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

	As at
	March 31,	December 31,
($ millions)	2018	2017
Regulatory liabilities
Deferred income taxes	1,505	1,484
Asset removal cost provision	1,118	1,095
Rate stabilization accounts	252	254
Return on equity refund liability	188	182
Energy efficiency liability	91	82
Renewable energy surcharge	71	66
Electric and gas moderator account	59	58
Employee future benefits	47	47
Other regulatory liabilities (1)	226	178
Total regulatory liabilities	3,557	3,446
Less: current portion	(505)	(490)
Long-term regulatory liabilities	3,052	2,956

(1)	Includes a $41 million provision reflecting income tax savings, as a result of U.S. Tax Reform, which is expected to be refunded to customers.

8. LONG-TERM DEBT

	As at
	March 31,	December 31,
($ millions)	2018	2017
Long-term debt	21,444	20,864
Credit facility borrowings	917	671
Total long-term debt	22,361	21,535
Less: Deferred financing costs and debt discounts	(138)	(139)
Less: Current installments of long-term debt	(956)	(705)
	21,267	20,691

In March 2018 ITC issued 35-year US$225 million first mortgage bonds at 4.00%. The net proceeds from the issuance were used to repay maturing long-term debt, repay credit facility borrowings, finance capital expenditures and for general corporate purposes.

In January 2018 Fortis Turks and Caicos issued 5-year US$25 million unsecured notes at a floating interest rate of a one‑month LIBOR plus a spread of 1.75%. The net proceeds from the issuance were used to repay a hurricane-related emergency standby loan.

Credit Facilities

As at March 31, 2018, the Corporation and its subsidiaries had consolidated credit facilities of approximately $5.0 billion, of which approximately $3.9 billion was unused, including $1.1 billion unused under the Corporation's committed revolving corporate credit facility. The credit facilities are syndicated mostly with large banks in Canada and the United States, with no one bank holding more than 20% of these facilities. Approximately $4.8 billion of the total credit facilities are committed facilities with maturities ranging from 2019 through 2022.

F - 16

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

The following summary outlines the credit facilities of the Corporation and its subsidiaries.

			As at
	Regulated	Corporate	March 31,	December 31,
($ millions)	Utilities	and Other	2018	2017
Total credit facilities (1)	3,640	1,385	5,025	4,952
Credit facilities utilized:
Short-term borrowings (1) (2)	(39)	—	(39)	(209)
Long-term debt (including current portion) (3)	(711)	(206)	(917)	(671)
Letters of credit outstanding	(73)	(56)	(129)	(129)
Credit facilities unused	2,817	1,123	3,940	3,943

(1)
As at March 31, 2018 and December 31, 2017, there was no commercial paper outstanding. Outstanding commercial paper does not reduce available capacity under the Corporation's consolidated credit facilities.

(2)	The weighted average interest rate on short-term borrowings was approximately 3.2% as at March 31, 2018 (December 31, 2017 - 1.8%).

(3)
As at March 31, 2018, credit facility borrowings classified as long-term debt included $572 million in current installments of long-term debt on the consolidated balance sheet (December 31, 2017 - $312 million). The weighted average interest rate on credit facility borrowings classified as long‑term debt was approximately 2.4% as at March 31, 2018 (December 31, 2017 - 2.5%).

As at March 31, 2018 and December 31, 2017, borrowings under the Corporation's and subsidiaries' long-term committed credit facilities were classified as long-term debt. It is management's intention to refinance these borrowings with long-term permanent financing during future periods. There were no material changes in credit facilities from that disclosed in the Corporation's 2017 annual audited consolidated financial statements.

9. EMPLOYEE FUTURE BENEFITS

The Corporation and its subsidiaries each maintain one or a combination of defined benefit pension plans and defined contribution pension plans, including group Registered Retirement Savings Plans and group 401(k) plans, for employees. The Corporation and certain subsidiaries also offer other post‑employment benefit ("OPEB") plans for qualifying employees. The net benefit cost of providing the defined benefit pension and OPEB plans is detailed in the following tables.

	Quarter Ended March 31
	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2018	2017	2018	2017
Components of net benefit cost:
Service costs	21	19	8	7
Interest costs	28	29	6	6
Expected return on plan assets	(40)	(38)	(4)	(3)
Amortization of actuarial losses	12	11	—	—
Amortization of past service credits/plan amendments	—	—	(3)	(3)
Regulatory adjustments	—	—	1	1
Net benefit cost	21	21	8	8

For the three months ended March 31, 2018, the Corporation expensed $11 million ($11 million for the three months ended March 31, 2017) related to defined contribution pension plans.

F - 17

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

10. OTHER INCOME, NET

	Quarter Ended
	March 31
($ millions)	2018	2017
Equity component of allowance for funds used during construction	15	17
Interest income	4	4
Equity income - Belize Electricity	—	1
Other	(10)	6
	9	28

11. INCOME TAXES

For the three months ended March 31, 2018 and 2017, the Corporation’s effective tax rates were 6% and 24%, respectively. The decrease in the effective tax rate was primarily driven by a one-time $30 million remeasurement of the Corporation's deferred income tax liabilities, which resulted from an election to file a consolidated state income tax return, and the reduction in the U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018.

12. EARNINGS PER COMMON SHARE

The Corporation calculates earnings per common share ("EPS") on the weighted average number of common shares outstanding. Diluted EPS is calculated using the treasury stock method for options and the "if-converted" method for convertible securities.

	Quarter Ended March 31
	2018			2017
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares		Shareholders	Shares
	($ millions)	(# millions)	EPS	($ millions)	(# millions)	EPS
Basic EPS	323	422.0	$0.77	294	406.2	$0.72
Effect of potential dilutive stock options	—	0.5		—	0.7
Diluted EPS	323	422.5	$0.76	294	406.9	$0.72

F - 18

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

13. SUPPLEMENTARY INFORMATION TO CONDENSED CONSOLIDATED INTERIM
STATEMENTS OF CASH FLOWS

	Quarter Ended
	March 31
($ millions)	2018	2017
Change in working capital:
Accounts receivable and other current assets	(16)	(13)
Prepaid expenses	3	1
Inventories	52	51
Regulatory assets - current portion	10	(23)
Accounts payable and other current liabilities	(107)	(6)
Regulatory liabilities - current portion	(43)	(174)
	(101)	(164)

Non-cash investing and financing activities:
Accrued capital expenditures	272	260
Common share dividends reinvested	63	62
Contributions in aid of construction	(19)	11
Exercise of stock options into common shares	1	1

14. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair value is the price at which a market participant could sell an asset or transfer a liability to an unrelated party. A fair value measurement is required to reflect the assumptions that market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risks inherent in a particular valuation technique, such as a pricing model, and the risks inherent in the inputs to the model. A fair value hierarchy exists that prioritizes the inputs used to measure fair value.

The three levels of the fair value hierarchy are defined as follows:

Level 1:    Fair value determined using unadjusted quoted prices in active markets;
Level 2:    Fair value determined using pricing inputs that are observable; and

Level 3:	Fair value determined using unobservable inputs only when relevant observable inputs are not available.

The fair values of the Corporation's financial instruments, including derivatives, reflect point-in-time estimates based on current and relevant market information about the instruments as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flows. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value to another. There were no transfers between levels 2 and 3 during the quarter ended March 31, 2018.

F - 19

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

The following tables present, by level within the fair value hierarchy, the Corporation's assets and liabilities accounted for at fair value on a recurring basis. These assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

As at March 31, 2018
($ millions)	Level 1	Level 2	Level 3	Total
Assets
Energy contracts subject to regulatory deferral (1) (2)	—	22	3	25
Energy contracts not subject to regulatory deferral (1)	—	25	3	28
Other investments (3)	82	—	—	82
Total assets	82	47	6	135

Liabilities
Energy contracts subject to regulatory deferral (2) (4)	—	(122)	(3)	(125)
Energy contracts not subject to regulatory deferral (4)	—	(4)	(1)	(5)
Foreign exchange contracts, interest rate and total return swaps (5)	(2)	(1)	—	(3)
Total liabilities	(2)	(127)	(4)	(133)

As at December 31, 2017
($ millions)	Level 1	Level 2	Level 3	Total
Assets
Energy contracts subject to regulatory deferral (1) (2)	—	19	2	21
Energy contracts not subject to regulatory deferral (1)	—	26	4	30
Foreign exchange contracts (5)	3	—	—	3
Other investments (3)	78	—	—	78
Total assets	81	45	6	132

Liabilities
Energy contracts subject to regulatory deferral (2) (4)	(1)	(103)	(2)	(106)
Energy contracts not subject to regulatory deferral (4)	—	—	(1)	(1)
Interest rate and total return swaps (5)	—	(1)	—	(1)
Total liabilities	(1)	(104)	(3)	(108)

(1)	The fair value of the Corporation's energy contracts is recognized in accounts receivable and other current assets and long-term other assets.

(2)
Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.

(3)	Included in long-term other assets on the consolidated balance sheet.

(4)	The fair value of the Corporation's energy contracts is recognized in accounts payable and other current liabilities and non-current other liabilities.

(5)
The fair value of the Corporation's foreign exchange contracts, interest rate and total return swaps is recognized in accounts receivable and other current assets, accounts payable and other current liabilities and long-term other liabilities.

F - 20

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which applies only to its energy contracts. The following tables present the potential offset of counterparty netting.

As at March 31, 2018	Gross Amount Recognized in Balance Sheet	Counterparty Netting of Energy Contracts	Cash Collateral Received/Posted	Net Amount
($ millions)
Derivative assets
Energy contracts	53	23	10	20
Derivative liabilities
Energy contracts	(130)	(23)	—	(107)

As at December 31, 2017	Gross Amount Recognized in Balance Sheet	Counterparty Netting of Energy Contracts	Cash Collateral Received/ Posted	Net Amount
($ millions)
Derivative assets
Energy contracts	51	17	7	27
Derivative liabilities
Energy contracts	(107)	(17)	—	(90)

Derivative Instruments

The Corporation generally limits the use of derivative instruments to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery. The Corporation records all derivative instruments at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts and gas swap contracts to reduce its exposure to energy price risk associated with purchased power and gas requirements. UNS Energy primarily applies the market approach for fair value measurements using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price for the defined commodities. The fair value of the swap contracts was calculated using forward pricing provided by independent third parties.

FortisBC Energy holds gas supply contracts and financial commodity swaps to fix the effective purchase price of natural gas, as the majority of the natural gas supply contracts have floating, rather than fixed, prices. The fair value of the natural gas derivatives was calculated using the present value of cash flows based on published market prices and forward curves for natural gas.

These energy contracts were not designated as hedges; however, any unrealized gains or losses associated with changes in the fair value of the derivatives are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. These unrealized losses and gains would otherwise be recognized in earnings. As at March 31, 2018, unrealized losses of $101 million (December 31, 2017 - $87 million) were recognized in regulatory assets and unrealized gains of $1 million were recognized in regulatory liabilities (December 31, 2017 - $2 million).

F - 21

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts that qualify as derivative instruments to fix power prices and realize potential margin, of which 10% of any realized gains are shared with customers through rate stabilization accounts. The fair value of the wholesale contracts was measured using a market approach using independent third-party information, where possible.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, to capture natural gas price spreads, and to manage the financial risk posed by physical transactions. The fair value of the gas swap contracts was calculated using forward pricing from published market sources.

These energy contracts were not designated as hedges and any unrealized gains or losses associated with changes in the fair value of the derivatives are recognized in earnings. During the first quarter of 2018, unrealized losses of $6 million (first quarter of 2017 - unrealized gains of $7 million) were recognized in earnings.

Foreign exchange contracts
The Corporation holds US dollar foreign exchange contracts to mitigate its exposure to volatility of foreign exchange rates. The foreign exchange contracts expire in 2018 and 2019, and have a combined notional amount of $160 million. The fair value of the foreign exchange contracts was measured using a valuation approach using independent third-party information.

Any unrealized gains and losses are recognized in earnings. During the first quarter of 2018 unrealized losses of $4 million (first quarter of 2017 - nil) were recognized in earnings.

Interest rate and total return swaps
UNS Energy holds an interest rate swap to mitigate its exposure to volatility in variable interest rates on capital lease obligations. The interest rate swap agreement expires in 2020 and has a notional amount of $16 million.

The Corporation holds three total return swaps to manage the cash flow risk associated with forecasted future cash settlements of certain stock-based compensation obligations. The total return swaps have a combined notional amount of $41 million and terms ranging from one to three years terminating in January 2019, 2020 and 2021.

The fair value of interest rate swaps at UNS Energy was determined based on an income valuation approach based on the six month LIBOR rates. The fair value of the Corporation's total return swaps was measured using the income valuation approach based on forward pricing curves.

The unrealized gains and losses on interest rate swaps, which qualify as cash flow hedges, are recognized in other comprehensive income and reclassified to earnings as a component of interest expense over the life of the hedged debt. The loss expected to be reclassified to earnings within the next twelve months is estimated to be approximately $3 million, net of tax. The unrealized gains and losses on the total return swaps are recognized in earnings. During the first quarter of 2018 unrealized losses of $2 million (first quarter of 2017 - nil) were recognized in earnings.

Cash flows associated with the settlement of all derivative instruments are included in operating activities on the Corporation's consolidated statement of cash flows.

Other investments
ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for selected employees. These investments consist of mutual funds and money market accounts, which are recorded at fair value based on quoted market prices in active markets. The gains and losses on these funds are recognized in earnings.

F - 22

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

Level 3 Fair Value Measurement

Changes in one or more of the unobservable inputs could have a significant impact on the fair value measurement depending on the magnitude and direction of the change for each input. The impact of changes in fair value is subject to regulatory recovery, with the exception of long-term wholesale trading contracts and certain gas swap contracts.

The following table presents a reconciliation of changes in the fair value of net assets and liabilities classified as level 3 in the fair value hierarchy.

	Quarter Ended
	March 31
($ millions)	2018	2017
Balance, beginning of period	3	2
Realized losses	—	(6)
Unrealized losses	—	(10)
Settlements	(1)	5
Balance, end of period	2	(9)

Volume of Derivative Activity

As at March 31, 2018, the Corporation had various energy contracts that will settle on various expiration dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	March 31,	December 31,
	2018	2017
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	933	1,291
Electricity power purchase contracts (GWh)	887	761
Gas swap contracts (PJ)	257	216
Gas supply contract premiums (PJ)	244	219
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	1,251	2,387
Gas swap contracts (PJ)	22	36

(1)	GWh means gigawatt hours and PJ means petajoules.

Credit Risk

For cash equivalents, accounts receivable and other current assets, and long-term other receivables, the Corporation's credit risk is generally limited to the carrying value on the consolidated balance sheet. The Corporation generally has a large and diversified customer base, which minimizes the concentration of credit risk. The Corporation and its subsidiaries have various policies to minimize credit risk, which include requiring customer deposits, prepayments and/or credit checks for certain customers and performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as a result of approximately 68% of its revenue being derived from three primary customers. Credit risk is limited as such customers have investment-grade credit ratings. ITC further reduces its exposure to credit risk by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as a result of its distribution service billings being to a relatively small group of retailers. The Company reduces its exposure by obtaining from the retailers either a cash deposit, bond, letter of credit, an investment-grade credit rating from a major rating agency, or a financial guarantee from an entity with an investment-grade credit rating.

F - 23

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk in the event of non‑performance by counterparties to derivative instruments. The Companies use netting arrangements to reduce credit risk and net settle payments with counterparties where net settlement provisions exist. They also limit credit risk by only dealing with counterparties that have investment‑grade credit ratings. At UNS Energy and Central Hudson, contractual arrangements also contain certain provisions requiring counterparties to derivative instruments to post collateral under certain circumstances.

The value of all derivative instruments in net liability positions under contracts with credit risk-related contingent features was $82 million as of March 31, 2018 (December 31, 2017 - $57 million). If all the credit risk-related contingent features were triggered on March 31, 2018, the Corporation would have been required to post an additional $82 million of collateral to counterparties.

Foreign Exchange Hedge

The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, Fortis Turks and Caicos and BECOL is the US dollar. The Corporation's earnings from, and net investments in, foreign subsidiaries are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. The Corporation has decreased the above-noted exposure by designating US dollar-denominated borrowings at the corporate level as a hedge of its net investment in foreign subsidiaries. The foreign exchange gain or loss on the translation of US dollar-denominated interest expense partially offsets the foreign exchange gain or loss on the translation of the Corporation's foreign subsidiaries' earnings.

As at March 31, 2018, the Corporation's corporately issued US$3,385 million (December 31, 2017 - US$3,385 million) long-term debt has been designated as an effective hedge of a portion of the Corporation's foreign net investments. As at March 31, 2018, the Corporation had approximately US$7,666 million (December 31, 2017 - US$7,548 million) in foreign net investments that were unhedged. Foreign currency exchange rate fluctuations associated with the translation of the Corporation's corporately issued US dollar-denominated borrowings designated as effective hedges are recorded on the consolidated balance sheet in accumulated other comprehensive income and serve to help offset unrealized foreign currency exchange gains and losses on the net investments in foreign subsidiaries, which gains and losses are also recorded on the consolidated balance sheet in accumulated other comprehensive income.

Financial Instruments Not Carried At Fair Value

The following table discloses the estimated fair value measurements of the Corporation's financial instruments not carried at fair value. The carrying values of the Corporation's consolidated financial instruments approximate their fair values, reflecting the short-term maturity, normal trade credit terms and/or nature of these instruments, except as follows.

	As at
	March 31, 2018		December 31, 2017
($ millions)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Long-term debt, including current portion (Note 8) (1)	22,361	23,795	21,535	23,481
Waneta Partnership promissory note	64	65	63	64

(1)	Long-term debt is valued using Level 2 inputs.

The fair value of long-term debt is calculated using quoted market prices when available. When quoted market prices are not available, as is the case with the Waneta Partnership promissory note and certain long-term debt, the fair value is determined by either: (i) discounting the future cash flows of the specific debt instrument at an estimated yield to maturity equivalent to benchmark government bonds or treasury bills with similar terms to maturity, plus a credit risk premium equal to that of issuers of similar credit quality; or (ii) obtaining from third parties indicative prices for the same or similarly rated issues of debt of the same remaining maturities. Since the Corporation does not intend to settle the long-term debt or promissory note prior to maturity, the excess of the estimated fair value above the carrying value does not represent an actual liability.

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FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the quarter ended March 31, 2018 and 2017 (Unaudited)

15. COMMITMENTS AND CONTINGENCIES

There were no material changes in the nature and amount of the Corporation's commitments from those disclosed in the Corporation's 2017 annual audited consolidated financial statements, except as follows.

In March 2018 Maritime Electric extended its power purchase agreement with New Brunswick Power from March 2019 to February 2024, increasing the total commitment under this agreement by approximately $262 million as at March 31, 2018.

The Corporation and its subsidiaries are subject to various legal proceedings and claims associated with the ordinary course of business operations. The following describes the nature of the Corporation's contingencies.

FortisBC Holdings Inc.
In April 2013 FortisBC Holdings Inc. ("FHI") and Fortis were named as defendants in an action in the B.C. Supreme Court by the Coldwater Indian Band ("Band"). The claim is in regard to interests in a pipeline right of way on reserve lands. The pipeline on the right of way was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in April 2007. The Band seeks orders cancelling the right of way and claims damages for wrongful interference with the Band's use and enjoyment of reserve lands. In May 2016 the Federal Court entered a decision dismissing the Band's application for judicial review of the ministerial consent. In September 2017 the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. The outcome cannot be reasonably determined and estimated at this time and, accordingly, no amount has been accrued in the Interim Financial Statements.

16. COMPARATIVE FIGURES

The Corporation revised a line item within the financing activities section of its statement of cash flow for the three months ended March 31, 2017 to correct an immaterial error in the presentation of credit facility borrowings. The Corporation evaluated the error and determined that there was no impact to its results of operations or financial position in previously issued financial statements and that the impact was not material to its cash flows in previously issued financial statements. The correction resulted in $62 million, which was previously reported as Net Borrowings under Committed Credit Facilities, now being reported on a gross basis with $483 million reported as Borrowings under Committed Credit Facilities and $545 million being reported as Repayments under Committed Credit Facilities. The correction did not change the total cash from financing activities.

Effective January 1, 2018, the Corporation elected to present, on the statement of cash flows, all borrowings and repayments under committed credit facilities on a gross basis and continue to present borrowings and repayments under uncommitted or demand credit facilities on a net basis as Net Change in Short-Term Borrowings. In addition to the above noted correction, comparative figures have been reclassified to comply with the current period presentation.

As discussed in Note 1, the Corporation has aggregated two reportable segments, Eastern Canadian and Caribbean, which are now reported as one segment - Other Electric. Comparative figures in Note 5 have been reclassified to comply with the current period presentation.

As discussed in Note 3, the adoption of ASU No. 2017-07 resulted in a retrospective $3 million reclassification from Operating Expenses to Other Income, Net on the condensed consolidated interim statement of earnings and in Note 5 for the quarter ended March 31, 2017.

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